SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)1

SPHERE 3D CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

84841L209

(CUSIP number)

Jennifer M. Pulick

General Counsel

Cyrus Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 9 pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D
CUSIP NO. 84841L209		Page 2 of 9

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,531,607
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,531,607[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,607[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
16.2% [1]
14.	TYPE OF REPORTING PERSON
PN

[1]	After giving effect to the transactions reported herein, includes (i) 326,667 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$75.00 per share, (ii) 20,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iii) 20,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L209		Page 3 of 9

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,531,607[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,531,607[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,607[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
16.2% [1]
14.	TYPE OF REPORTING PERSON
OO

[1]	After giving effect to the transactions reported herein, includes (i) 326,667 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$75.00 per share, (ii) 20,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iii) 20,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L209		Page 4 of 9

1.	NAMES OF REPORTING PERSONS
FBC Holdings S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,531,607[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,531,607[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,607[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
16.2% [1]
14.	TYPE OF REPORTING PERSON
CO

[1]	After giving effect to the transactions reported herein, includes (i) 326,667 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$75.00 per share, (ii) 20,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iii) 20,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L209		Page 5 of 9

1.	NAMES OF REPORTING PERSONS
Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,531,607[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,531,607[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,607[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
16.2% [1]
14.	TYPE OF REPORTING PERSON
IN

[1]	After giving effect to the transactions reported herein, includes (i) 326,667 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$75.00 per share, (ii) 20,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iii) 20,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
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ITEM 1.	Security and Issuer

This constitutes Amendment No. 16 (“Amendment No. 16”) to the Schedule 13D relating to the shares of Common Stock of Sphere 3D Corporation (the “Issuer” or “Sphere 3D”) filed with the SEC on December 11, 2014 as subsequently amended by Amendment No. 1 filed on August 4, 2015 and further amended by Amendment No. 2 filed on January 4, 2016, Amendment No. 3 filed on April 28, 2016, Amendment No. 4 filed on September 27, 2016, Amendment No. 5 filed on December 22, 2016, Amendment No. 6 filed on January 4, 2017, Amendment No. 7 filed on February 2, 2017, Amendment No. 8 filed on February 13, 2017, Amendment No. 9 filed on July 3, 2017, and Amendment No. 10 filed on January 3, 2018, Amendment No. 11 filed on February 23, 2018, Amendment No. 12 filed on April 3, 2018, Amendment No. 13 filed on April 18, 2018, Amendment No. 14 filed on May 2, 2018 and Amendment No. 15 filed on May 16, 2018 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”) and Mr. Stephen C. Freidheim (each of Cyrus Capital, Cyrus GP, FBC and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 16 without being defined herein have the respective meanings given to them in the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration

On July 23, 2018, the Issuer, as borrower, certain of its subsidiaries, as guarantors and FBC, as lender, entered into that certain Ninth Amendment to the New Debentures, under which, among other things, (i) the maturity date of the Debenture was extended from July 23, 2018 to November 19, 2018, and (ii) the Issuer must satisfy certain milestones which the failure to comply therewith would constitute an event of default under the Debenture. For further details regarding the Ninth Amendment to New Debentures, please see the Issuer’s Current Report on Form 8-K, filed on July 25, 2018 and Exhibit 10.13 to the Issuer’s Quarterly Report on Form 10-Q, dated August 14, 2018, each of which is incorporated herein by reference.

On August 16, 2018, FBC purchased from CB CA SPV, LLC (“Colbeck”) all of Colbeck’s rights and obligations as Lender under that certain Credit Agreement dated as of April 6, 2016 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) by and among the Issuer as guarantor, the Issuer’s direct and indirect subsidiaries, Overland Storage, Inc. and Tandberg Data GmbH as Borrowers and certain other direct and indirect subsidiaries of the Issuer as guarantors (the “Credit Agreement Purchase”). Pursuant to the Credit Agreement Purchase, FBC acquired all principal, accrued interest and payable fees and expenses due to Colbeck for $17.5 million. In addition, and in connection with the Credit Agreement Purchase, on August 16, 2018, (i) FBC waived only specified events of default under the Credit Agreement and the New Debentures (the “Waivers”) and (ii) entered into a Joinder to Side Letter Agreement with Opus Bank pursuant to which FBC acknowledged the terms of the Opus Bank Credit Agreement. Notwithstanding FBC’s decision to extend the Issuer the Waivers, the Reporting Persons reserve the right to exercise all rights and remedies they have under the New Debentures and the Credit Agreement in connection with any other or future events of default under the New Debentures or the Credit Agreement. FBC funded the Credit Agreement Purchase with cash-on-hand received from its shareholders as capital contributions.

ITEM 4.	Purpose of Transaction

On July 23, 2018, the Issuer, as borrower, certain of its subsidiaries, as guarantors and FBC, as lender, entered into that certain Ninth Amendment to the New Debentures, under which, among other things, (i) the maturity date of the Debenture was extended from July 23, 2018 to November 19, 2018, and (ii) the Issuer must satisfy certain milestones which the failure to comply therewith would constitute an event of default under the Debenture. For further details regarding the Ninth Amendment to New Debentures, please see the Issuer’s Current Report on Form 8-K, filed on July 25, 2018 and Exhibit 10.13 to the Issuer’s Quarterly Report on Form 10-Q, dated August 14, 2018, each of which is incorporated herein by reference.

13D
CUSIP NO. 84841L209		Page 7 of 9

On August 16, 2018, FBC purchased from Colbeck all of Colbeck’s rights and obligations as Lender under the Credit Agreement Pursuant to the Credit Agreement Purchase, FBC acquired all principal, accrued interest and payable fees and expenses due to Colbeck for $17.5 million. In addition, and in connection with the Credit Agreement Purchase, on August 16, 2018, (i) FBC waived only specified events of default under the Credit Agreement and the New Debentures and (ii) entered into a Joinder to Side Letter Agreement with Opus Bank pursuant to which FBC acknowledged the terms of the Opus Bank Credit Agreement. Notwithstanding FBC’s decision to extend the Issuer the Waivers, the Reporting Persons reserve the right to exercise all rights and remedies they have under the New Debentures and the Credit Agreement in connection with any other or future events of default under the New Debentures or the Credit Agreement. FBC funded the Credit Agreement Purchase with cash-on-hand received from its shareholders as capital contributions.

The Reporting Persons expect to independently evaluate on an ongoing basis Sphere 3D’s financial condition and prospects and their interest in, and intentions with respect to, Sphere 3D and their investment in the securities of, Sphere 3D, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, Sphere 3D’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Sphere 3D’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Sphere 3D including Common Shares, dispose of all or a portion of the securities of Sphere 3D, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to Sphere 3D’s securities. In addition, the Reporting Persons may engage in discussions with management of Sphere 3D, members of the board of directors of Sphere 3D, shareholders of Sphere 3D, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of Sphere 3D’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of Sphere 3D including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving Sphere 3D and other third parties.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on the 15,300,533 Common Shares outstanding at August 3, 2018 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2018.

(c)       Other than as reported herein, there have been no transactions with respect to the securities of Sphere 3D during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d)       No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of Sphere 3D beneficially owned by any Reporting Person.

(e)       Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

13D
CUSIP NO. 84841L209		Page 8 of 9

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7.	Material to be Filed as Exhibits

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Schedule 13D as filed with the Securities and Exchange Commission on December 11, 2014).

99.5	Ninth Amendment to 8% Senior Secured Convertible Debenture, dated July 23, 2018, (incorporated by reference to Exhibit 10.13 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2018).

99.6	Credit Agreement, dated as of April 6, 2016, by and among Overland Storage, Inc., Tandberg Data GmbH, as borrowers, CB CA SPV, LLC (as successor to Opus Bank), as lender and each of the other parties party thereto (as supplemented, waived or otherwise modified from time to time) (incorporated by reference to Exhibits 10.22, 10.23, 10.24, 10.25, 10.26, 10.27, 10.28, 10.29, the Issuer’s Annual Report on Form 10-K filed with the SEC on March 21, 2018; Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2018; and Exhibits 10.1, 10.3, 10.5, 10.6, 10.8,10.10 and 10.12 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2018).

99.7	Assignment and Acceptance of the Credit Agreement, dated August 16, 2018, by and between Colbeck, as Assignor and FBC, as Assignee.

99.8	Notice of Waiver of Default Under the 8% Senior Secured Debenture, dated August 16, 2018.

99.9	Notice of Waiver of Default Under the Credit Agreement, dated August 16, 2018.

13D
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 17th day of August, 2018

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

FBC HOLDINGS S.á r.l.

By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

STEPHEN C. FREIDHEIM

/s/ Stephen C. Freidheim
Stephen C. Freidheim